SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems, Ltd. Fourth Quarter and Annual 2004 Results Release Scheduled for Monday, February 14th, 2005 dated February 2, 2005.




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                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems, Ltd. Fourth Quarter and Annual 2004 Results Release Scheduled for Monday, February 14th, 2005

Wednesday February 2, 8:07 am ET

Conference Call Scheduled for February 14th, 2005 at 11am EST
YAHUD, Israel, February 2 /PRNewswire-FirstCall/ -- Magal Security Systems (NASDAQ NM: MAGS, TASE: MAGS), announced that it will be releasing its fourth quarter and annual 2004 results on Monday, February 14th, 2005, before the US market opens.

The Company will also be hosting a conference call on the same day, February 14th, at 11:00am EST. On the call, Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the fourth quarter and annual 2004 results and will be available to answer questions.

To participate, you may call any one of the teleconferencing numbers that follows.

Please place your calls at least 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

                        US Dial-in Number: +1-866-860-9642
                      Canada Dial-in Number: +1-866-485-2399
                        ISRAEL Dial-in Number: 03-918-0610
                   INTERNATIONAL Dial-in Number: +972-3-918-0610

                                       At:

                              11:00am Eastern Time
                               8:00am Pacific Time
                               6:00pm Israel Time

For those unable to participate in the conference call, there will be a replay available from two hours after the call ends until Wednesday, February 16th, 11:00am EST. To listen to the replay please dial: 1-877-332-1104 (US) or +972-3-9255-939 (international).

About Magal Security Systems

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

    Company Contact:
    Raya Asher (mglraya@trendline.co.il),
    Magal Security Systems,
    +972-3-539-1433

    Investor Relations Contacts:
    Ehud Helft (Ehud@gk-biz.com),
    Kenny Green (Kenny@gk-biz.com),
    Gelbart-Kahana International,
    +1-866-704-6710




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                   (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  February 2, 2005